Exhibit 1

NOTICE OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

to be held on August 24, 2015

Notice is hereby given to the holders of ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares"), of Perion Network Ltd., that an Extraordinary General Meeting of Shareholders will be held at the offices of the Company located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849 on Monday, August 24, 2015, at 4:00 p.m. (Israel time) (the "Meeting"), and thereafter as may be adjourned from time to time, for the following purposes:

1.	To approve the election of Mr. Michael Vorhaus as a director; and

2.	To approve the re-election of Mr. Avichay Nissenbaum as an external director.

Currently, we are not aware of any other matters that will come before the Meeting.  Any shareholder of the Company who intends to present a proposal at the Extraordinary General Meeting of Shareholders must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Corporate Secretary and General Counsel at the following address: 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, Attention: Corporate Secretary and General Counsel, or by facsimile to +972-3-644-5502. For a shareholder proposal to be considered for inclusion in the Meeting, our Corporate Secretary and General Counsel must receive the written proposal no later than July 16, 2015.

Throughout this Notice of Extraordinary General Meeting of Shareholders and the enclosed Proxy Statement, we use terms such as the "Company", "Perion", "we", "us", "our" and "our company" to refer to Perion Network Ltd. and terms such as "shareholders", "you" and "your" to refer to our shareholders.

Shareholders Entitled to Vote

Only shareholders of record at the close of business on July 16, 2015 (the "Record Date"), will be entitled to notice of, to participate in, and to vote at, the Meeting.

Proxies

Shareholders may vote their shares by personally attending the Meeting or by appointing "proxies" to vote on their behalf at the Meeting. Whether or not you intend to attend the Meeting in person, please take the time to vote your shares by completing, signing and promptly mailing the enclosed proxy card to the Company’s transfer agent, in the enclosed, postage-paid envelope. A duly executed proxy card must be received by the Company not later than the close of business on August 23, 2015 in order to be counted in the vote to be held in the Meeting.  You may also present the proxy card to the chairperson at the Meeting. Shareholders may revoke their proxy at any time before the effective exercise thereof by filing with the Company’s transfer agent a written notice of revocation or a duly executed proxy card bearing a later date, delivered to the Company’s transfer agent no later than the close of business on August 21, 2015, or by presenting a later dated proxy card to the chairperson at the Meeting or by voting in person at the Meeting if you are the record holder of the shares. If you attend the Meeting and you are the record holder of the shares, you may vote in person, whether or not you have already executed and returned your proxy card.  If your shares are held in "street name", meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

If your shares are held through a member of the Tel Aviv Stock Exchange ("TASE member"), and you intend to vote your shares at the Meeting in person or by proxy, you must deliver to us, via messenger or registered mail, a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of our Ordinary Shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000.  Alternatively, you may vote electronically via the electronic voting system of the Israel Securities Authority, up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Joint holders of shares should note that, pursuant to our Articles of Association, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in our Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

Please review the accompanying Proxy Statement for more complete information regarding the Meeting and the matters proposed for your consideration at the Meeting. If you have questions about the Meeting, the proposals or how to submit your proxy, or if you need any additional copies of this Proxy Statement or the enclosed proxy card or voting instructions, please contact Ms. Limor Gershoni Levy, the Company's Corporate Secretary and General Counsel, at +972-73-398-1572.

Position Statements

In accordance with the Israeli Companies Law 5759-1999 and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, Attention: Corporate Secretary and General Counsel, or by facsimile to +972-3-644-5502, no later than 10 days prior to the Meeting date. Any position statement received will be furnished with the SEC on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov.

YOUR VOTE IS VERY IMPORTANT TO US. THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE AFOREMENTIONED PROPOSALS AS INDICATED BY THE BOARD OF DIRECTORS HEREIN.

By Order of the Board of Directors, Tamar Gottlieb Chairperson of the Board of Directors Date: July 9, 2015

ii

PROXY STATEMENT

Perion Network Ltd.
1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street
Holon 5885849
Israel

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

to be held on August 24, 2015

           This Proxy Statement is being furnished to the holders of ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares"), of Perion Network Ltd. in connection with the solicitation by our Board of Directors (the "Board of Directors") for use at our Extraordinary General Meeting of Shareholders (the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held at the offices of the Company located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849 on Monday, August 24, 2015 , at 4:00 p.m. (Israel time), or at any adjournment thereof. The record date for determining our shareholders that are entitled to notice of, to participate in, and to vote at, the Meeting is July 16, 2015 (the "Record Date").

The agenda of the Meeting will be as follows:

1.	To approve the election of Mr. Michael Vorhaus as a director; and

2.	To approve the re-election of Mr. Avichay Nissenbaum as an external director.

Currently, we are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters. As more fully described in the Proxy Statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than July 16, 2015.  If we determine that a shareholder proposal is appropriate for inclusion in the Meeting agenda, we will publish a revised agenda in the manner set forth below.

Shareholders may vote their shares at the Meeting by personally attending the Meeting or by appointing "proxies" to vote on their behalf. Upon the receipt of a properly executed proxy, as set forth in the accompanying Notice of Extraordinary General Meeting of Shareholders, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Extraordinary General Meeting of Shareholders, a shareholder may vote in favor of any of the proposals or against any of the proposals or may abstain from voting on any of the proposals. Shareholders should specify their votes on the accompanying proxy card. IF NO SPECIFIC INSTRUCTIONS ARE GIVEN WITH RESPECT TO THE MATTERS TO BE ACTED UPON, THE ORDINARY SHARES REPRESENTED BY A SIGNED PROXY WILL BE VOTED FOR THE PROPOSALS RECOMMENDED BY OUR BOARD OF DIRECTORS AS SET FORTH IN THE ACCOMPANYING NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS. We are not aware of any other matters to be presented at the Meeting. If any other matters are presented at the Meeting, the persons named in the attached form of proxy shall vote all shares represented by all executed proxies in their best judgment.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to the Company’s transfer agent of such revocation or a later dated proxy no later than the close of business on August 21, 2015, or (ii) requesting the return of the proxy at the Meeting or delivering a later dated proxy to the chairperson at the Meeting or voting in person at the Meeting if such shareholder is the record holder of the shares.

As of June 30, 2015, we had 71,296,156 Ordinary Shares outstanding. Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Two or more shareholders present, personally or by proxy, who hold or represent together at least 33-1/3% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within one half of an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week at the same hour and place, or to such day and such time and place as the chairperson may determine with the consent of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. If a quorum is not present at the adjourned date of the Meeting within one half of an hour of the time fixed for the commencement thereof, then the Meeting shall take place regardless of the number of shareholders present and in such event the required quorum shall consist of any number of shareholders present in person or by proxy.

We will bear the cost of soliciting proxies from our shareholders.  Only shareholders of record at the close of business on the Record Date will be entitled to vote at the Meeting.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in connection with the sending of proxies and proxy material to the beneficial owners of our shares.

On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present. "Broker non-votes" are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner.  Brokers and other nominees have discretionary voting authority under the applicable rules to vote on "routine" matters only. Thus, it is critical for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote those shares, if the shareholder wants those shares voted on every proposal at the Meeting.

If you attend the Meeting and are the record holder of the shares, you may vote in person, whether or not you have already executed and returned your proxy card.  If your shares are held in "street name", meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

If your shares are held by a member of the Tel Aviv Stock Exchange ("TASE member"), and you intend to vote your shares at the Meeting in person or by proxy you must deliver to us, via messenger or registered mail, a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of our Ordinary Share as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. Alternatively, you may vote electronically via the electronic voting system of the Israel Securities Authority ("ISA"), up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

This Proxy Statement provides you with detailed information about the matters on which you are requested to vote your shares. In addition, you may obtain information about the Company from documents filed with the United States Securities and Exchange Commission (the "SEC"), which are also available to the public at the website of the ISA, at: www.magna.is.gov.il. We encourage you to read the entire Proxy Statement carefully.

Should changes be made to any proposal after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the SEC on Form 6-K and with the ISA.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS

            The following table sets forth certain information as of June 30, 2015, concerning the only persons or entities known to the Company to beneficially own 5% or more of the Company’s outstanding Ordinary Shares.  Other than with respect to our directors or officers, we have relied on public filings with the SEC.

Beneficial ownership of shares is determined in accordance with the Securities Exchange Act of 1934, as amended and the rules promulgated thereunder, and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary Shares that are issuable upon the exercise of warrants or stock options that are presently exercisable or exercisable within 60 days of a specified date are deemed to be outstanding and beneficially owned by the person holding the stock options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Except as indicated in the footnotes to this table, to our knowledge, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by such shareholder. Our major shareholders do not have different voting rights than our other shareholders.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Outstanding (1)
Ronen Shilo (2)	9,843,163	13.81%
Dror Erez (3)	9,245,576	12.97%
Benchmark Israel II, L.P. (4)	9,638,257	13.52%
Zack and Orli Rinat (5)	6,484,347	9.09%
Project Condor LLC (6)	4,203,067	5.90%

(1)	Based upon 71,296,156 Ordinary Shares outstanding as of June 30, 2015.

(2)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13D filed with the SEC on January 13, 2014, by Mr. Shilo.

(3)	Based upon information provided to us by Mr. Erez. Includes options to purchase 3,333 Ordinary Shares that are vested or will vest within 60 days of June 30, 2015.

(4)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on February 17, 2015, by Benchmark Israel II, L.P. ("BI II") and affiliates. BCPI Partners II, L.P. ("BCPI-P"), the general partner of BI II may be deemed to have sole power to vote and dispose of the 9,353,409 shares directly held by BI II. BCPI Corporation II ("BCPI-C"), the general partner of BCPI-P, may be deemed to have sole power to vote and dispose of the shares directly held by BI II. Michael A. Eisenberg and Arad Naveh, the directors of BCPI-C, may be deemed to have shared power to vote and dispose of the shares directly held by BI II. 284,848 shares are held in nominee form for the benefit of persons associated with BCPI-C. BCPI-P may be deemed to have sole power to vote these shares, BCPI-C may be deemed to have sole power to vote these shares and Messrs. Eisenberg and Naveh may be deemed to have shared power to vote these shares.

(5)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on January 16, 2014, by Zack and Orli Rinat.  The Ordinary Shares are held by Zack Rinat and Orli Rinat as community property.

(6)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on January 10, 2014, by Project Condor LLC. Project Condor LLC is a member-managed limited liability company. J.P. Morgan Digital Growth Fund L.P. ("DGF") and 522 Fifth Avenue Fund, L.P. ("522 Fund") are the only members of Project Condor LLC. J.P. Morgan Investment Management Inc., a registered investment adviser under the Investment Advisers Act of 1940, is the investment advisor to DGF and 522 Fund. Voting and dispositive power with respect to the shares indirectly held by DGF and 522 Fund through Project Condor LLC reside with J.P. Morgan Investment Management Inc. (which acts in respect of the shares through a committee of over 30 individuals in its Private Equity Group, each with an equal vote) and not with any natural persons.

PROPOSAL ONE

ELECTION OF MR. MICHAEL VORHAUS AS A DIRECTOR

Pursuant to our Articles of Association, our Board of Directors generally consists of seven directors. Two of our directors qualify as "external directors" under the Israeli Companies Law 5759-1999 (the "Companies Law") and have been determined by our Board of Directors to qualify as "independent" for the purpose of the NASDAQ Listing Rules. Other than external directors, who are subject to special election requirements under Israeli law, our directors are elected in three staggered classes by the vote of a majority of the Ordinary Shares present and voting at meetings of our shareholders at which directors are elected. The members of only one staggered class will be elected at each annual meeting for a three-year term, so that the regular term of only one class of directors expires annually. At our 2014 annual meeting of shareholders, held on December 9, 2014, the three-year term of Ms. Iris Beck expired and no directors were elected. In March 2015, our board of directors appointed Mr. Michael Vorhaus as a director for a three-year term, subject to ratification at our next meeting of shareholders.

At the Meeting, you will be asked to elect Mr. Michael Vorhaus to our Board of Directors to serve until our annual meeting of shareholders to be held in the year 2017 and the due election of his successor or his earlier resignation or removal. Our Board of Directors has determined that Mr. Vorhaus complies with all the qualifications of an independent director under the NASDAQ rules.

The other directors of the Company shall continue to serve as directors in accordance with the terms of the Articles of Association and applicable law.

The nomination of Mr. Vorhaus has been approved by our governance and nominating committee.  As approved by our shareholders at our 2013 annual meeting of shareholders, if elected, Mr. Vorhaus will be paid the same compensation paid to our other non-executive directors, which consists of $40,000 in cash per year and an annual grant of options to purchase up to 10,000 Ordinary Shares. The date of the initial grant will be the date of the Meeting, while the date of the subsequent annual grant will be the date of our annual meeting of shareholders in 2016, so long as Mr. Vorhaus continues to be a director of the Company.  Each option is exercisable for a term of five years and vests in three equal installments on each anniversary of the applicable grant date.  The exercise price per share will be equal to the closing price of the Ordinary Shares on NASDAQ on the applicable grant date. For more details about the terms of the options, please see the proxy statement relating to our 2013 annual meeting of shareholders, which we filed with the SEC on July 29, 2013.

The Company is not aware of any reason why Mr. Vorhaus, if elected, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of Mr. Vorhaus.

A brief biography of Mr. Vorhaus is set forth below:

Michael Vorhaus (57) has been a director of the Company since April 2015. Since 1994, he has served in a variety of executive positions at Frank N. Magid Associates, Inc., a research-based strategic consulting firm. From 1994 to 2008, he served as its Senior Vice President and Managing Director, and since 2008 he has served as the President of Magid Advisor, a unit of Magid Associates. From 2013-2014, Mr. Vorhaus served as a director of Grow Mobile. In 1987, he founded Vorhaus Investments. Mr. Vorhaus holds a B.A. in Psychology from Wesleyan University and completed the Management Development Program at the University of California, Berkeley's Haas School of Business.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this proposal.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that Mr. Michael Vorhaus continue to serve as a director until the annual general meeting of the shareholders of the Company to be held in the year 2017 and the due election of his successor and that Mr. Vorhaus be granted, on the date of the Meeting, options to purchase up to 10,000 Ordinary Shares."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

PROPOSAL TWO

RE-ELECTION OF MR. AVICHAY NISSENBAUM AS AN EXTERNAL DIRECTOR

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Companies Law to appoint at least two external directors. Our currently serving external directors are Messrs. Avichay Nissenbaum and David Jutkowitz. To qualify as an external director, an individual may not have, and may not have had at any time during the previous two years, any "affiliations" with the company or its "affiliates", as such terms are defined in the Companies Law. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his role as an external director. For a period of two years from termination of an external director from office, he or she may not receive any benefit from the Company.

Pursuant to the Companies Law, the external directors are required to be elected by the shareholders, for up to three three-year terms.  Our Audit Committee of our Board of Directors (the "Audit Committee") has determined that Mr. Nissenbaum complies with all qualifications of an external director under the Companies Law, and the Board of Directors has determined that Mr. Nissenbaum complies with all the qualifications of an independent director under the NASDAQ rules. At the Meeting, shareholders will be asked to re-elect Mr. Nissenbaum as an external director, for a third term of three years. Mr. Nissenbaum's term will commence upon the expiration of his present term on September 27, 2015.

As approved by our shareholders at our 2013 annual meeting of shareholders, Mr. Nissenbaum will be paid the same compensation paid to our other non-executive directors, which consists of $40,000 in cash per year and an annual grant of options to purchase up to 10,000 Ordinary Shares. The date of the initial grant will be the date of the Meeting, while the date of subsequent annual grants will be the date of our annual meeting of shareholders in each year that Mr. Nissenbaum continues to be a director of the Company.  Each option is exercisable for a term of five years and vests in three equal installments on each anniversary of the applicable grant date.  The exercise price per share will be equal to the closing price of the Ordinary Shares on NASDAQ on the grant date. For more details about the terms of the options, please see the proxy statement relating to our 2013 annual meeting of shareholders, which we filed with the SEC on July 29, 2013.

A brief biography of the nominee is set forth below:

Avichay Nissenbaum (48) has been an external director of the Company since July 2009, and in September 2012, he was reelected to serve a second three-year term. In 2012, Mr. Nissenbaum co-founded Lool Ventures L.P. and has since served as its general partner. In 2006, Mr. Nissenbaum co-founded Yedda, Inc., which was acquired by AOL, Inc. (NYSE: AOL) in November 2007. He served as Yedda's Chief Executive Officer from 2006 to 2011. In 1996, Mr. Nissenbaum co-founded SmarTeam Corporation Ltd., which was acquired by Dassault Systems, S.A. in 1999. From 1996 to 2005, Mr. Nissenbaum served in various positions at SmarTeam, including as VP Product, Executive VP Sales, Marketing and Business Development. Mr. Nissenbaum serves as a director of Tipa-Corp Ltd., as well as certain portfolio companies of Lool Ventures, including Zooz Ltd., Familio Technologies Ltd., Online Permission Technologies, Mediasafe, Sensibo Ltd., Shopial Ltd. and Mabaya.  Mr. Nissenbaum also serves as a director of "leaders of the Future" NPO. Mr. Nissenbaum holds a B.Sc. in Computer Science and a B.A. in Economics, both from Bar-Ilan University.

Required Approval

Approval of the above resolution will require the affirmative vote of a majority of Ordinary Shares present at the Meeting, in person or by proxy, and voting on the resolution, provided that either: (i) the shares voting in favor of such resolution include at least a majority of the shares voted by shareholders who are neither (a) "controlling shareholders" (as such term is defined in the Companies Law) nor (b) having a "personal interest" in the appointment merely as a result of relationship with the controlling shareholder; or (ii) the total number of shares voted against the resolution by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s outstanding voting power.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution, which, in the case of this Proposal Two only, means a "personal interest" in the appointment merely as a result of such shareholder's relationship with a controlling shareholder. Under the Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of an entity with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of its outstanding share capital or voting power or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

Since it is highly unlikely that any of our public shareholders has such a personal interest in this matter and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you do not have a personal interest in this proposal. If you have a personal interest, please contact the Company's Corporate Secretary and General Counsel, at +972-73-398-1572 or limorg@perion.com, for instructions on how to vote your Ordinary Shares and indicate that you have a personal interest or, if you hold your Ordinary Shares in "street name", please instruct the representative managing your account to contact us on your behalf. Shareholders who hold their shares through banks, brokers or other nominees that are members of the Tel Aviv Stock Exchange should indicate whether or not they have a personal interest on the form of voting card that we have filed via MAGNA, the electronic filing system of the ISA.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Avichay Nissenbaum be elected to a three-year term as an external director of the Company, commencing on September 27, 2015 and that Mr. Nissenbaum be granted, on the date of the Meeting, options to purchase up to 10,000 Ordinary Shares.”

The Board of Directors recommends that the shareholders vote FOR approval of the proposed resolution.

The Board of Directors is not aware of any other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named as proxies in the enclosed form of proxy will vote upon such matters in accordance with their best judgment, including any matters or motions dealing with the conduct or adjournment of the Meeting.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary quorum and vote.  Therefore, whether or not you expect to attend the Meeting, please complete and sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received at our offices at least one business day before the Meeting.

Date: July 9, 2015	By Order of the Board of Directors, Tamar Gottlieb Chairperson of the Board of Directors